SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Atlas Financial Holdings Inc.

(Name of Issuer)

Ordinary shares, par value $0.003

(Title of Class of Securities)

G06207115

(CUSIP Number)

March 26, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

____________________

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G06207115	13G	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Castle Union LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.32%
12		TYPE OF REPORTING PERSON IA

(1) The amount ownership calculated is based upon an aggregate of 11,638,723 shares outstanding as reported by the issuer on its 10-Q filed 8/5/2014

CUSIP NO. G06207115	13G	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Castle Union Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 37,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.32%
12		TYPE OF REPORTING PERSON IA

(1) The amount ownership calculated is based upon an aggregate of 11,638,723 shares outstanding as reported by the issuer on its 10-Q filed 11/10/2014

CUSIP NO. G06207115	13G	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Castle Union Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12		TYPE OF REPORTING PERSON IA

(1) The amount ownership calculated is based upon an aggregate of 11,638,723 shares outstanding as reported by the issuer on its 10-Q filed 11/10/2014

CUSIP NO. G02607115	13G	Page 5 of 8 Pages

Item 1.	(a)	Name of Issuer:

Atlas Financial Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

150 NW Point Boulevard Elk Grove Village, IL 60007

Item 2.	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if none, Residence:

737 N. Michigan Avenue, Suite 1405 Chicago, Illinois 60611

	(c)	Citizenship:

Castle Union LLC is an Illinois corporation
Castle Union Partners LP is a Delaware limited partnership
Castle Union Partner II LP is a Delaware limited partnership

	(d)	Title of Class of Securities:

Ordinary shares, par value $0.003

	(e)	CUSIP Number:

G06207115

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. G06207115	13G	Page 6 of 8 Pages

Item 4.	Ownership.

			Castle Union LLC
(a)	Amount beneficially owned:		37,500
(b)	Percent of class:		0.32%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	37,500
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	37,500

			Castle Union Partners LP
(a)	Amount beneficially owned:		37,500
(b)	Percent of class:		0.32%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	37,500
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	37,500

			Castle Union Partners II LP
(a)	Amount beneficially owned:		0
(b)	Percent of class:		0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP NO. G06207115	13G	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP NO. G06207115	13G	Page 8 of 8 Pages

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Partner

Date:	January 14, 2016